EXHIBIT 99.1

Aura Minerals Announces Repurchase Programs

ROAD TOWN, British Virgin Islands, June 18, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. ("Aura Minerals" or the "Company") (NASDAQ: AUGO | B3: AURA33) announced that its Board of Directors has approved the repurchase programs pursuant to which the Company is authorized to repurchase its common shares and Brazilian Depositary Receipts (the “Repurchase Programs”).

Under the Repurchase Programs, Aura may repurchase up to an aggregate US$200 million of its outstanding common shares and Brazilian Depositary Receipts in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on June 18, 2026 continuing until the earlier of the completion of the repurchase or June 18, 2027, depending upon market conditions. Aura’s board of directors will review the Repurchase Programs periodically and may authorize adjustments to its terms and size or suspend or discontinue the Repurchase Programs. Ara expects to utilize its existing cash to fund repurchases made under the Repurchase Programs.

Rodrigo Barbosa CEO and President comment: “We are pleased to announce the approval of a US$200 million share repurchase program, further reinforcing our strong commitment to delivering superior returns to our shareholders. At Aura, we maintain a clear focus on capital discipline and value creation through a balanced approach that combines robust dividend payments, opportunistic share buybacks, and disciplined growth initiatives. Over the past years, we have consistently rewarded our investors with compelling dividend yields (including buybacks) — approximately 13% in 2021, 6% in 2022 and 2023, followed by strong payouts in 2024–2025 that supported LTM yields often exceeding 6–9% in recent periods, including the most recent 4.5% LTM yield following our Q1 2026 payment of US$0.78 per share. This new buyback initiative reflects the confidence we have in our operational momentum and strong cash generation from our expanding production base, while our strategy remains unchanged as we continue to drive sustainable growth through greenfield developments, extensions of mine life (LOM), resource and reserve expansion, and selective acquisitions — all while delivering meaningful returns to shareholders via dividends and now enhanced by this share repurchase program. By returning capital flexibly without compromising our growth pipeline, we prioritize long-term value creation for our investors as we advance under the Aura 360 culture.”

The board of directors of Aura has authorized management to appoint a broker for the repurchase program to purchase the common shares on its behalf in the open market. Such purchases may benefit from the safe harbors provided by Rule 10b-18 and/or Rule 10b5-1, promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

The actual timing, number and value of shares repurchased under the Repurchase Programs will depend on several factors, including constraints specified in the Rule 10b-18, price, general business and market conditions, and alternative investment opportunities. The Repurchase Programs do not obligate Aura to acquire any specific number of shares in any period, and may be expanded, extended, modified or discontinued at any time.

Schedule G, pursuant to the terms of the Brazilian Securities Commission ("CVM") Resolution 80, of March 29, 2022, as amended. A complete description of the BDR Repurchase Program is to be disclosed in the form of the Schedule G, pursuant to the terms of the CVM Resolution 80, of March 29, 2022, as amended (“Schedule G”).

APPENDIX I: SCHEDULE G (CVM RESOLUTION NO. 77/2022)

In accordance with RCVM 77 and CVM Resolution No. 80/2022 (Schedule G), the following mandatory disclosures are provided regarding the BDR Repurchase Program:

Item	Information
1. Purpose and Economic Effects	Acquisition of BDRs (AURA33) in circulation on B3 using available Company resources, without reduction of share capital, for treasury holding, subsequent cancellation or disposal, as appropriate. The expected economic effects are the creation of value for shareholders, optimization of the Company’s capital structure and, if the BDRs are cancelled, an increase in the percentage interest of the remaining shareholders in the Company’s capital. The BDR Repurchase Program does not aim to discontinue the Company's BDR program or cancel its registration with the CVM as a foreign issuer.
2. Quantity authorized	Total maximum US$ 200 million program limit. Each Common Share corresponds to three (3) BDRs.
3. BDRs outstanding and held in treasury prior to Program	251,510,529 BDRs (AURA33) outstanding and 5,085,695 BDRs (AURA33) held in treasury as of the date hereof.
4. Transactions carried out outside organized securities markets	Not applicable, as all transactions will be conducted exclusively on B3.
5. Duration	Up to 12 (twelve) months, commencing on June 18, 2026 and expiring on June 17, 2027.
6. Approving body	Board of Directors, pursuant to Art. 4, §1 of RCVM 77. No General Shareholders' Meeting approval is required as repurchases will be conducted on organized securities markets and do not exceed the applicable thresholds.
7. Intermediary institution	BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., or such other institution as may be designated by the Company.
8. Allocation of proceeds (if applicable) and Destination of repurchased BDRs	Not applicable. BDRs acquired under the BDR Repurchase Program may be held in treasury, subsequently cancelled, or disposed of. The decision will be made in due course and communicated to the market as required by applicable law.
9. Available resources	Not applicable. The Company is a foreign company registered with the CVM as a category “A” issuer, to which such provisions do not apply.
10. Related parties and Voting Agreements or arrangements	Not applicable. Repurchases will be executed on B3 and the counterparties are not known in advance. No related-party transactions are contemplated under this BDR Repurchase Program, in accordance with Art. 8, I of RCVM 77.
11. Derivative Instruments	Not applicable, as no derivative instruments will be used.
12. Impact on Control or Management Structure	The Company does not expect the repurchase programs to have any impact on the composition of its shareholding control or management structure.
13. Board comfort regarding creditors and dividends	The Company believes that the repurchases are in its best interest and constitute an appropriate use of its resources, without prejudice to the fulfillment of obligations assumed with creditors or the payment of minimum dividends. This conclusion is based on the analysis of the resources available to carry out the repurchases over the period of the programs and on the fact that the effective acquisition of all BDRs covered by the BDR Repurchase Program will depend on the availability of resources at the time of each transaction.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a mid-tier gold and copper production company focused on operating and developing gold and base metal projects in the Americas. The Company has 6 operating mines including the Aranzazu copper-gold-silver mine in Mexico, the Apoena, Almas, Borborema and MSG gold mines in Brazil, and the Minosa mine in Honduras. The Company’s development projects include Cerro Blanco in Guatemala and Matupá both in Brazil. Aura has unmatched exploration potential owning over 630,000 hectares of mineral rights and is currently advancing multiple near-mine and regional targets along with the Carajas (Serra da Estrela) copper project in the prolific Carajás region of Brazil.

For further information, please visit Aura’s website at www.auraminerals.com.

Forward-Looking Information

This press release contains "forward-looking information" and "forward-looking statements", as defined in applicable Canadian securities laws (collectively, "forward-looking statements") which include, but are not limited to, the Company's intention to commence the Repurchase Programs, the Company's intention regarding a potential PP, and the timing and quantity of any purchase of Common Shares or BDRs under the Repurchase Programs. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as "plans," "expects," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company's ability to predict, or control could cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to: the Company's view with respect to its financial condition and prospects; the stability of general economic and market conditions; the availability of cash for repurchases of outstanding Common Shares and BDRs under the Repurchase Programs; the existence of alternative uses for the Company's cash resources which may be superior to effecting repurchases under the Repurchase Programs; compliance by third parties with their contractual obligations; and compliance with applicable laws and regulations pertaining to the Repurchase Programs. Specific reference is made to the most recent annual report on Form 20-F on file with securities regulatory authorities for a discussion of some of the additional factors underlying forward-looking statements, which include, without limitation, copper and gold or certain other commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

For further information, please contact:

Investor Relations

ri@auraminerals.com